Exhibit 99.1

Execution Version

PROFOUND MEDICAL CORP.

4,666,700 Common Shares

UNDERWRITING AGREEMENT

December 6, 2024

RAYMOND JAMES LTD.

Lake Street Capital Markets, LLC

As representatives of the several underwriters

c/o Raymond James Ltd.

40 King St. W., 54th Floor

Toronto, Ontario M5H 3Y2

c/o Lake Street Capital Markets, LLC

920 Second Avenue South,

Suite 700, Minneapolis, MN 55402

United States

Ladies and Gentlemen:

Profound Medical Corp., a corporation organized under the laws of the Province of Ontario, Canada (the “Company”), confirms its agreement with Raymond James Ltd. (“Raymond James”), Lake Street Capital Markets, LLC and each of the other Underwriters named in Schedule A hereto (collectively, the “Underwriters,” which term shall also include any underwriter substituted as hereinafter provided in Section 10 hereof), for whom Raymond James and Lake Street Capital Markets, LLC are acting as representatives (in such capacity, the “Representatives”), with respect to (i) the sale by the Company and the purchase by the Underwriters, acting severally and not jointly, of the respective numbers of common shares in the capital of the Company (“Common Shares”) set forth in Schedule A hereto and (ii) the grant by the Company to the Underwriters, acting severally and not jointly, of the option described in Section 2(b) hereof to purchase all or any part of 700,005 additional Common Shares. The aforesaid 4,666,700 Common Shares (the “Initial Securities”) to be purchased by the Underwriters and all or any part of the 700,005 Common Shares subject to the option described in Section 2(b) hereof (the “Option Securities”) are herein called, collectively, the “Securities.”

The Company has filed a final short form base shelf prospectus (such final short form base shelf prospectus together with all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Base Prospectus”), dated July 10, 2024, qualifying the distribution of up to U.S.$150,000,000 aggregate principal amount of common shares, warrants, debt securities, subscription receipts, and units of the Company (collectively, the “Shelf Securities”) with the Ontario Securities Commission (the “Reviewing Authority”) and the other Canadian Qualifying Authorities (as defined herein); the Reviewing Authority has issued a receipt under National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (the “Receipt”) in respect of the Canadian Base Prospectus. The Company is qualified to distribute the Shelf Securities in each of the provinces and territories of Canada (the “Canadian Qualifying Jurisdictions”) under the Canadian Base Prospectus pursuant to Canadian Securities Laws, including the rules and procedures established pursuant to National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 – Shelf Distributions ( “NI 44-102” and together, the “Canadian Shelf Procedures”) and the decision of the Autorités des marchés financiers dated June 6, 2024. The Canadian preliminary prospectus supplement relating to the offering of the Securities, which excludes certain pricing information and other final terms of the Securities and which has been filed with the Reviewing Authority in accordance with the Canadian Shelf Procedures and the other Canadian Securities Laws on December 5, 2024, together with the Canadian Base Prospectus, including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Preliminary Prospectus”; and the Canadian final prospectus supplement relating to the offering of the Securities, which includes the pricing and other information omitted from the Canadian Preliminary Prospectus, to be dated the date hereof and filed with the Reviewing Authority in accordance with the Canadian Shelf Procedures, together with the Canadian Base Prospectus, including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Final Prospectus.”

The Company meets the general eligibility requirements for use of Form F-10 under the U.S. Securities Act of 1933, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission (the “Commission”) thereunder (collectively, the “Securities Act”) for the purposes of the offering of Securities. The Company has filed with the Commission a registration statement on Form F-10 (No. 333-280236) in respect of the Shelf Securities and has filed an appointment of agent for service of process upon the Company on Form F-X (the “Form F-X”) with the Commission in conjunction with the filing of such registration statement (such registration statement, including the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission and including the exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein, are hereinafter referred to as the “Registration Statement”); the base prospectus relating to the Shelf Securities contained in the Registration Statement at the time the registration statement became effective, including all documents incorporated therein by reference, is hereinafter referred to as the “U.S. Base Prospectus”; the U.S. preliminary prospectus supplement relating to the offering of the Securities filed with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act on December 5, 2024, including all documents incorporated therein by reference, together with the U.S. Base Prospectus (which consists of the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), is hereinafter referred to as the “U.S. Preliminary Prospectus”; and the final U.S. prospectus supplement relating to the offering of the Securities in the form first furnished to the Underwriters for use in connection with the offering of Securities, including all documents incorporated therein by reference, together with the U.S. Base Prospectus (which consists of the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), is hereinafter referred to as the “U.S. Final Prospectus”.

As used herein, “Base Prospectus” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus, “Preliminary Prospectus” shall mean, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus; and “Final Prospectus” shall mean, collectively, the Canadian Final Prospectus and the U.S. Final Prospectus. Any reference in this Agreement to the Registration Statement, the Base Prospectus, the Preliminary Prospectus or the Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein as of the date hereof. The terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Base Prospectus, the General Disclosure Package (as defined below), the Preliminary Prospectus or the Final Prospectus shall include all documents subsequently filed or furnished by the Company with or to the Canadian Qualifying Authorities (as defined below) and the Commission pursuant to the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder (the “Exchange Act”), that are deemed to be incorporated by reference therein.

As used in this Agreement:

“Applicable Time” means 9:00 A.M. New York City time, on December 6, 2024 or such other time as agreed by the Company and the Representatives.

“broadly available road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the Securities Act that has been made available without restriction to any person.

“Canadian Securities Laws” means all applicable securities laws in each of the Canadian Qualifying Jurisdictions and the respective rules, regulations, instruments, blanket orders and blanket rulings under such laws together with applicable published policies, policy statements and notices of the applicable securities commission or securities regulatory authority in each such jurisdiction.

“General Disclosure Package” means the U.S. Preliminary Prospectus with the pricing information identified on Schedule B-1 hereto and any Issuer General Use Free Writing Prospectus issued at or prior to the Applicable Time identified on Schedule B-2 hereto, all considered together.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 under the Securities Act (“Rule 433”), including without limitation any “free writing prospectus” (as defined in Rule 405 under the Securities Act (“Rule 405”)) relating to the Securities that is (i) required to be filed with the Commission by the Company, (ii) a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i), whether or not required to be filed with the Commission, or (iii) exempt from filing with the Commission pursuant to Rule 433(d)(5)(i) because it contains a description of the Securities or of the offering that does not reflect the final terms, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

“Issuer General Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors, as evidenced by its being specified in Schedule B-2 hereto.

“Issuer Limited Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not an Issuer General Use Free Writing Prospectus.

“Regulatory Authority” means the FDA (as defined below), Health Canada or any other Governmental Entity (as defined below) regulating or otherwise exercising authority with respect to the development, testing, clinical investigation, manufacture, packaging, labeling, storage, commercial distribution, sale, import, export, promotion, or marketing of medical products, including medical devices.

Section 1. Representations and Warranties.

(a)	Representations and Warranties by the Company. The Company represents and warrants to each Underwriter as of the date hereof, the Applicable Time, the Closing Time (as defined below) and any Date of Delivery (as defined below), and agrees with each Underwriter, as follows:

(i)	Registration Statement and Prospectus. The Company is qualified under NI 44-101 to file a prospectus in the form of a short form prospectus, and is qualified under NI 44-102 to file a short form prospectus that is a base shelf prospectus, in each of the Canadian Qualifying Jurisdictions and the entering into of this Agreement will not cause the Receipt to no longer be effective. The Registration Statement has become effective pursuant to Rule 467(b) under the Securities Act; no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending before or, to the Company’s knowledge, threatened by the Commission and the Receipt has been obtained from the Reviewing Authority in respect of the Canadian Base Prospectus. No order or action that would have the effect of ceasing or suspending the distribution of the Securities or any other securities of the Company has been issued by any Canadian securities regulatory authority in any of the Canadian Qualifying Jurisdictions (collectively, the “Canadian Qualifying Authorities”) or any similar regulatory authority, and no proceedings for such purpose are pending before or, to the Company’s knowledge, threatened; and any request made to the Company on the part of any Canadian Qualifying Authority for additional information has been complied with in all material respects. The Canadian Preliminary Prospectus, at the time of filing thereof, complied, and the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof, will comply, in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Preliminary Prospectus, at the time of filing thereof, did not, and the Canadian Final Prospectus as of the date of the Canadian Final Prospectus and any amendment or supplement thereto and at any Date of Delivery (as defined below), will not, include any untrue statement of a material fact or omit to state a material fact that is required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Canadian Preliminary Prospectus, at the time of filing thereof, constituted, and the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof and at any Date of Delivery, will constitute, full, true and plain disclosure of all material facts relating to the Securities. All forward-looking information (as defined in National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)) and statements of the Company contained in the Registration Statement, the General Disclosure Package or the Final Prospectus and the assumptions underlying such information and statements, subject to any qualifications contained therein, including any forecasts and estimates, expressions of opinion, intention and expectation, as at the time they were or will be made, were or will be made on reasonable grounds after due and proper consideration and were or will be truly and honestly held and fairly based.

(ii)	Accurate Disclosure. (i) Each document, if any, filed, furnished, provided access to, or delivered, or to be filed, furnished, provided access to or delivered, pursuant to (A) Canadian Securities Laws and incorporated by reference in the Canadian Preliminary Prospectus and Canadian Final Prospectus complied or will comply when so filed in all material respects with Canadian Securities Laws and (B) the Exchange Act and incorporated by reference in the Registration Statement, the General Disclosure Package and the U.S. Final Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, (ii) each part of the Registration Statement, when such part became effective, did not contain, and each such part, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement as of the date hereof does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iv) the Registration Statement, the U.S. Preliminary Prospectus and the U.S. Final Prospectus comply, and as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (v) the General Disclosure Package does not and at the time of each sale of the Securities in connection with the offering when the U.S. Final Prospectus is not yet available to prospective purchasers and at any Date of Delivery, the General Disclosure Package, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (vi) each broadly available road show, if any, when considered together with the General Disclosure Package, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (vii) the U.S. Final Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. All statistical or market-related data included in the Registration Statement, the Preliminary Prospectus, the Final Prospectus and the General Disclosure Package are based on or derived from sources that the Company believes to be reliable and accurate in all material respects, and the Company has obtained the written consent to the use of such data from such sources to the extent required. The Form F-X conforms in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder.

The representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement (or any amendment thereto), the General Disclosure Package or the Final Prospectus (or any amendment or supplement thereto, including any prospectus wrapper) made in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives expressly for use therein. For purposes of this Agreement, the only information so furnished shall be the information in the eleventh and twelfth paragraphs under the Section “Plan of Distribution” in each case contained therein (collectively, the “Underwriter Information”).

(iii)	Issuer Free Writing Prospectus. No Issuer Free Writing Prospectus conflicts or will conflict with the information contained in the Registration Statement, the General Disclosure Package or the Final Prospectus, and any preliminary or other prospectus deemed to be a part thereof that has not been superseded or modified.

(iv)	Company Not Ineligible Issuer. At the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the Securities Act) of the Securities and at the date hereof, the Company was not and is not an “ineligible issuer,” as defined in Rule 405, without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an ineligible issuer.

(v)	Emerging Growth Company Status. The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act (an “Emerging Growth Company”).

(vi)	Independent Accountants. The accountants who certified the financial statements and supporting schedules included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Final Prospectus are (i) independent public accountants as required by the Securities Act and the Public Company Accounting Oversight Board, and (ii) independent with respect to the Company as required by applicable Canadian professional standards; and in the period of three years prior to the date hereof, there has not been any reportable event (within the meaning of NI 51-102) between the Company and such accountants.

(vii)	Audit Committee. The Company has a validly appointed audit committee whose composition and responsibilities satisfy the requirements of Section 10A of, and Rule 10A-3 under, the Exchange Act and National Instrument 52-110 Audit Committees.

(viii)	Financial Statements. The financial statements included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Final Prospectus, together with the related schedules and notes, present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries at the dates indicated and the statement of operations, shareholders’ equity and cash flows of the Company and its consolidated subsidiaries for the periods specified; said financial statements have been prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”) applied on a consistent basis throughout the periods involved. Except as included or incorporated by reference therein, no historical or pro forma financial statements or supporting schedules are required to be included or incorporated by reference in the Registration Statement, the General Disclosure Package or the Final Prospectus under the Securities Act or Canadian Securities Laws. There has been no change in accounting policies or practices of the Company since January 1, 2023 except as disclosed in the financial statements included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Final Prospectus. No other financial statements, schedules or reconciliations of “non-IFRS financial measures” of the Company are required by applicable securities laws to be included in the Registration Statement, the General Disclosure Package and the Final Prospectus.

(ix)	Material Liabilities. Except as set out in the financial statements included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Final Prospectus or as incurred in the ordinary course of business since September 30, 2024 and as would not individually or in the aggregate have a Material Adverse Effect, the Company does not have any outstanding indebtedness or any liabilities or obligations including any unfunded obligation under any employee plan, whether accrued, absolute, contingent or otherwise as of the date of the applicable financial statements. The term “Material Adverse Effect” means an effect, change, event or occurrence that, alone or in conjunction with any other or others: (i) has or would reasonably be expected to have a material adverse effect on the business, assets (including intangible assets), affairs, operations, prospects, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise) or results of operations of the Company and its subsidiaries, on a consolidated basis, whether or not arising in the ordinary course of business, or (ii) would result in the Canadian Preliminary Prospectus, the Canadian Final Prospectus or any amendment or supplement thereto containing a misrepresentation within the meaning of applicable Canadian Securities Laws.

(x)	Sarbanes-Oxley Act of 2002. The Company is in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated in connection therewith.

(xi)	No Material Adverse Change in Business. Except as otherwise stated therein in the Registration Statement, the General Disclosure Package or the Final Prospectus, since September 30, 2024, (A) there has been no material adverse change, whether actual, anticipated, contemplated, or to the knowledge of the Company, threatened or proposed, in the business, assets (including intangible assets), affairs, operations, prospects, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise) or results of operations of the Company and its subsidiaries, on a consolidated basis, whether or not arising in the ordinary course of business (a “Material Adverse Change”), (B) there have been no transactions entered into by the Company or its subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and its subsidiaries considered as one enterprise, (C) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its securities, and (D) neither Company nor any of its subsidiaries has incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the ordinary course of business and which is not, and which in the aggregate are not, material.

(xii)	Good Standing of the Company. The Company has been duly organized and is validly existing as a corporation in good standing under the laws of the Province of Ontario and has corporate power, capacity and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the General Disclosure Package and the Final Prospectus and to enter into and perform its obligations under this Agreement; and the Company is duly qualified as a foreign corporation to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business. Neither the Company nor, to the knowledge of the Company, any other person, has taken any steps or proceedings, voluntary or otherwise, requiring or authorizing the Company’s dissolution or winding up.

(xiii)	Subsidiaries. The Company does not own, directly or indirectly, any shares of stock or any other equity or long-term debt securities of any corporation or have any equity interest in any corporation, firm, partnership, joint venture, association or other entity, other than those identified in the Registration Statement, the General Disclosure Package and the Final Prospectus. Each subsidiary of the Company has been duly incorporated, is validly existing and in good standing under the laws of the jurisdiction of its formation, has the corporate or other similar power and capacity to own its property and to conduct its business as described in the Registration Statement, the General Disclosure Package and the Final Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification. The Company is the direct or indirect registered and beneficial owner of all of the issued and outstanding shares and other voting securities of each of its subsidiaries, free and clear of all encumbrances, liens, mortgages, hypothecations, security interests, charges or adverse interests whatsoever. None of the Company’s subsidiaries nor, to the knowledge of the Company, any other person, has taken any steps or proceedings, voluntary or otherwise, requiring or authorizing such subsidiaries’ dissolution or winding up. Except as disclosed in the Registration Statement, the General Disclosure Package and the Final Prospectus, no subsidiary of the Company is prohibited or restricted, directly or indirectly, from paying dividends to the Company, or from making any other distribution with respect to such subsidiary’s equity securities or from repaying to the Company or any other subsidiary of the Company any amounts that may from time to time become due under any loans or advances to such subsidiary from the Company or from transferring any property or assets to the Company or to any other subsidiary. Profound Medical Technology Services (Beijing) Co., Ltd. is not currently material to the business, assets, affairs, operations, prospects, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise) or results of operations of the Company.

(xiv)	Capitalization. The authorized, issued and outstanding share capital of the Company is as set forth in the Registration Statement, the General Disclosure Package and the Final Prospectus under the caption “Consolidated Capitalization” (except for subsequent issuances, if any, (A) pursuant to this Agreement, (B) pursuant to reservations, agreements or employee benefit plans referred to in the Registration Statement, the General Disclosure Package and the Final Prospectus or (C) pursuant to the exercise of convertible securities or options or the vesting of restricted share units or deferred share units referred to in the Registration Statement, the General Disclosure Package and the Final Prospectus). The outstanding shares in the capital of the Company have been duly authorized and validly issued and are fully paid and non-assessable. None of the outstanding shares in the capital of the Company were issued in violation of the pre-emptive or other similar rights of any securityholder of the Company or other person. No person, firm, corporation or entity has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Company or any of its subsidiaries of any of the shares or other securities of the Company or any such subsidiary, or to require the Company or any of its subsidiaries to purchase, redeem or otherwise acquire any of the outstanding securities in the share capital of the Company or any of its subsidiaries. To the knowledge of the Company, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Company or any of its subsidiaries. The form and terms of the certificate representing the Common Shares have been approved and adopted by the board of directors of the Company and the form and terms of the certificate representing the Common Shares do not and will not conflict with any applicable laws or the rules and by-laws of the Toronto Stock Exchange (the “TSX”) and the Nasdaq Capital Market (“Nasdaq”).

(xv)	Authorization of Agreement. This Agreement has been duly authorized, executed and delivered by the Company.

(xvi)	Authorization and Description of Securities. The Securities to be purchased by the Underwriters from the Company have been duly authorized for issuance and sale to the Underwriters pursuant to this Agreement and, when issued and delivered by the Company pursuant to this Agreement against payment of the consideration set forth herein, will be validly issued and fully paid and non-assessable; and, the issuance of the Securities is not subject to the pre-emptive or other similar rights of any securityholder of the Company or other person, other than as disclosed to the Underwriters and in respect of which enforceable waivers have been received by the Company. The Common Shares conform, in all material respects, to all statements relating thereto contained in the Registration Statement, the General Disclosure Package and the Final Prospectus and such description conforms to the rights set forth in the instruments defining the same.

(xvii)	Registration Rights. There are no persons with registration rights or other similar rights to have any securities registered for sale pursuant to the Registration Statement or otherwise registered for sale or sold by the Company under the Securities Act pursuant to this Agreement.

(xviii)	Absence of Violations, Defaults and Conflicts. Neither the Company nor its subsidiaries is (A) in violation of its charter, by-laws or similar organizational document, (B) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or its subsidiaries is a party or by which either of them may be bound or to which any of the properties or assets of the Company or any subsidiary is subject (collectively, “Agreements and Instruments”), or (C) in violation of any law, statute, rule, regulation, guidance, judgment, order, writ or decree of any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or its subsidiaries or any of their respective properties, assets or operations (each, a “Governmental Entity”), except, in the case of (B) or (C), for such default or violations that would not, singly or in the aggregate, result in a Material Adverse Effect.

The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein and in the Registration Statement, the General Disclosure Package and the Final Prospectus (including the issuance and sale of the Securities) have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, security interest, charge or encumbrance upon any properties or assets of the Company or its subsidiaries pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Events or liens, security interests, charges or encumbrances that would not, singly or in the aggregate, result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter, by-laws or similar organizational document of the Company or its subsidiaries or any law, statute, rule, regulation, judgment, order, writ or decree of any Governmental Entity. As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or its subsidiaries.

(xix)	Listing. The Common Shares are listed on Nasdaq, and the Company has notified Nasdaq regarding the issuance of the Securities in accordance with Nasdaq rules; and the Company has applied to list the Securities on the TSX, subject to satisfaction of the customary conditions of listing approval.

(xx)	Absence of Labor Dispute. No labor dispute with the employees of the Company or its subsidiaries exists or, to the knowledge of the Company, is imminent, which would result in a Material Adverse Effect. Neither the Company nor any of its subsidiaries is a party to or bound by any collective agreement and is not currently conducting negotiations with any labor union or employee association. The Company and each of its subsidiaries are in compliance in all material respects with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages and have not and are not engaged in any unfair labor practice.

(xxi)	Benefit Plans. Other than the Victor Insurance Benefit Plan, United Healthcare and Principal Benefit Plan and the Long Term Incentive Plan of the Company dated May 20, 2020, and as otherwise as disclosed in the Registration Statement, the General Disclosure Package and the Final Prospectus, neither the Company nor its subsidiaries have agreements, plans or practices relating to the payment of any management, consulting, service or other fees or any bonuses, pensions, share of profits or retirement allowance, insurance, health or other employee benefits or any plan for retirement, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company or any of its subsidiaries for the benefit of any current or former director, officer, employee or consultant of the Company or any of its subsidiaries (“Employee Plans”). The Company has made available to the Underwriters true and complete copies of documents, contracts and arrangements relating to the Employee Plans. The Employee Plans have been established, operated in the ordinary course and administered in all material respects in accordance with their terms and applicable laws.

(xxii)	ERISA Compliance. Any “Employee Benefit Plan” (as defined under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) established or maintained by the Company and its subsidiaries is in compliance in all material respects with ERISA. No material “reportable event” (as defined under ERISA) has occurred or is reasonably expected to occur with respect to any Employee Benefit Plan established or maintained by the Company, any of its subsidiaries or any member of any group of organizations described in Section 414(b), (c), (m) or (o) of the Internal Revenue Code of 1986, as amended, and the regulations and published interpretations thereunder (the “Code”) of which the Company or such subsidiary is a member (an “ERISA Affiliate”). No Employee Benefit Plan established or maintained by the Company, its subsidiaries or any of their ERISA Affiliates, if such Employee Benefit Plan were terminated, would have any material “amount of unfunded benefit liabilities” (as defined under ERISA). Neither the Company, any of its subsidiaries nor any of their ERISA Affiliates has incurred or reasonably expects to incur any material liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any Employee Benefit Plan or (ii) Section 412, 4971 or 4975 of the Code. Each Employee Benefit Plan established or maintained by the Company and its subsidiaries that is intended to be qualified under Section 401(a) of the Code is so qualified, and nothing has occurred, whether by action or failure to act, which would reasonably be expected to cause the loss of such qualification.

(xxiii)	Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any Governmental Entity (including, without limitation, any action, suit proceeding, inquiry or investigation before or brought by the U.S. Food and Drug Administration (the “FDA”)) now pending or, to the knowledge of the Company, threatened, against or affecting the Company or its subsidiaries, which would reasonably be expected to result in a Material Adverse Effect; and the aggregate of all pending legal or governmental proceedings to which the Company or any such subsidiaries is a party or of which any of their respective properties or assets is the subject which are not described in the Registration Statement, the General Disclosure Package and the Final Prospectus, including ordinary routine litigation incidental to the business, would not reasonably be expected to result in a Material Adverse Effect.

(xxiv)	Accuracy of Exhibits. There are no contracts or documents which are required to be described in the Registration Statement, the General Disclosure Package or the Final Prospectus or to be filed as exhibits to the Registration Statement which (a) have not been so described and filed as required or (b) in the case of exhibits to the Registration Statement, will be so filed prior to the Closing Time.

(xxv)	Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any Governmental Entity is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Securities hereunder or the consummation of the transactions contemplated by this Agreement, except such as have been already obtained or as may be required under the Securities Act, Canadian Securities Laws, the rules of Nasdaq or the TSX, state securities laws or the rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

(xxvi)	FINRA Matters. The Company meets the requirements for the exemption from FINRA filing requirements that is available to registrants meeting the eligibility requirements for use of Form F-10 under the Securities Act specified in FINRA Rule 5110(h)(1)(C).

(xxvii)	Possession of Licenses and Permits. The Company and its subsidiaries possess such permits, licenses, certificates, approvals, clearances, exemptions, consents and other authorizations (collectively, “Governmental Licenses”), including any supplements or amendments as required, issued by the appropriate Governmental Entities that are material to the conduct of the business now operated by them. The Company and its subsidiaries are in compliance with the terms and conditions of all Governmental Licenses and neither the Company nor any of its subsidiaries is in breach thereof or in default with respect to filings to be effected or conditions to be fulfilled in order to maintain such Governmental Licenses in good standing, except where the failure so to comply would not, singly or in the aggregate, result in a Material Adverse Effect. All of the Governmental Licenses are valid and in full force and effect. Neither the Company nor its subsidiaries has received any notice of proceedings relating to the revocation, limitation, termination, suspension, or modification of any Governmental Licenses.

(xxviii)	Title to Property. The Company and its subsidiaries have good and marketable title to all real property owned by them and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as (A) are described in the Registration Statement, the General Disclosure Package and the Final Prospectus or (B) do not, singly or in the aggregate, materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company or its subsidiaries; and all of the leases and subleases material to the business of the Company and its subsidiaries, considered as one enterprise, and under which the Company or its subsidiaries holds properties described in the Registration Statement, the General Disclosure Package or the Final Prospectus, are in full force and effect, and neither the Company nor any such subsidiaries has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease.

(xxix)	Title to Intellectual Property. The Company and its subsidiaries own or have valid, binding and enforceable licenses or other rights under the patents, patent applications, inventions, copyrights, trade secrets, know-how, other proprietary rights in information, systems, devices, procedures, software, data, and databases, trademarks, service marks, trade names, and applications to any of the foregoing, and licenses to any of the foregoing, and other intellectual property described in the Registration Statement, the General Disclosure Package and the Final Prospectus, and any other such intellectual property which, is necessary for, or used in the conduct, or the proposed conduct, of the business of the Company and its subsidiaries in the manner described in the Registration Statement, the General Disclosure Package and the Final Prospectus (collectively, the “Intellectual Property”); the patents, trademarks, and copyrights, if any, included within the Intellectual Property are valid, enforceable, and subsisting, all applications for any of the foregoing are subsisting and in good standing, there are no actions, suits, proceedings or claims challenging the ownership, validity or enforceability of any of the foregoing, and the Company is not aware of any facts which would form a reasonable basis for any such actions, suits, proceedings or claims; other than as disclosed in the Registration Statement, the General Disclosure Package and the Final Prospectus, (A) the Company is not obligated to pay a material license fee, milestone fee, or royalty, grant a license or covenant not to sue, or provide other material consideration to any third party in connection with the Intellectual Property, (B) the Company has not received any notice of any claim of infringement, misappropriation or conflict with any intellectual property rights of others with respect to any of the Company’s systems, devices, software, processes or Intellectual Property, (C) to the knowledge of the Company, neither the sale nor use of any of the discoveries, inventions, systems, devices, software, or processes of the Company referred to in the Registration Statement, the General Disclosure Package and the Final Prospectus do or will, infringe, misappropriate or violate any intellectual property rights of any third party, and (D) no third party has any ownership or other right in or to any Intellectual Property that is owned by the Company or any of its subsidiaries (“Company Owned IP”), other than non-exclusive licenses to the Company’s software granted in the ordinary course of business and any co-owner of any patent constituting Intellectual Property who is listed on the records of the U.S. Patent and Trademark Office (the “USPTO”) and any co-owner of any patent application constituting Intellectual Property who is named in such patent application, except as disclosed in the Registration Statement, the General Disclosure Package and the Final Prospectus, all Company Owned IP is free and clear of all liens, security interests or encumbrances, and, to the knowledge of the Company, no third party has any rights in or to any Intellectual Property in any field of use that is exclusively licensed to the Company, other than the ownership rights of any licensor (without any reservation of rights to practice the Intellectual Property in such field of use) to the Company of such Intellectual Property. The Company and its subsidiaries have taken all reasonable steps to protect, maintain and safeguard the Intellectual Property, including the execution of appropriate nondisclosure, confidentiality agreements and invention assignments with their employees, consultants or independent contractors, and no employee, consultant, or independent contractor of the Company is in or has been in violation of any term of any employment contract, patent disclosure agreement, invention assignment agreement, non-competition agreement, non-solicitation agreement, nondisclosure agreement, or any restrictive covenant to or with a former employer where the basis of such violation relates to such employee’s employment with the Company or any of its subsidiaries.

(xxx)	License Agreements. The Company and its subsidiaries have complied with the terms of each agreement pursuant to which Intellectual Property has been licensed to the Company or any subsidiary, and all such agreements are in full force and effect. To the extent that (i) any of the Intellectual Property that is owned by or exclusively licensed to the Company or any of its subsidiaries is licensed or (ii) any of the Intellectual Property that is owned by or exclusively licensed to the Company or any of its subsidiaries, and that is treated by the Company or any of its subsidiaries as confidential, is disclosed, in either case, to any other person by the Company or any of its subsidiaries, the Company or any of its subsidiaries, as applicable, has entered into a valid and subsisting written agreement with any such person which contains terms and conditions prohibiting the unauthorized use, disclosure or transfer of such Intellectual Property by such person. Other than such agreements that have expired in accordance with their respective terms, all such agreements are in full force and effect and, to the knowledge of the Company, none of the Company, any of its subsidiaries or, any other person, is in material default or material breach of its obligations thereunder.

(xxxi)	Patents and Patent Applications. All patents and patent applications owned by or licensed to the Company or any of its subsidiaries or under which the Company or any of its subsidiaries has rights and which are necessary and material in the conduct, or proposed conduct, of the business of the Company and its subsidiaries in the manner described in the Registration Statement, the Final Prospectus and the Disclosure Package have, been duly and properly filed and maintained; to the knowledge of the Company, the parties prosecuting such applications have complied with their duty of candor and disclosure to the USPTO in connection with such applications; and the Company is not aware of any facts required to be disclosed to the USPTO that were not disclosed to the USPTO and which would preclude the grant of a patent in connection with any such application or would reasonably be expected to form the basis of a finding of invalidity or unenforceability with respect to any patents that have issued with respect to such applications. The products and product candidates described in the Registration Statement, the General Disclosure Package and the Final Prospectus fall within the scope of the claims of one or more patents or patent applications owned by, or exclusively licensed to, the Company or any of its subsidiaries. All inventors of patents and patent applications owned by the Company or any of its subsidiaries have assigned his or her ownership rights in such patents and patent applications to the Company or any of its subsidiaries and all such assignments have been recorded with the applicable patent office.

(xxxii)	FDA and Other Legal Compliance. The Company has received clearance from the FDA to market TULSA-PRO in the United States for ablation of prostate tissue (the “FDA TULSA-PRO Clearance”), and the Company has received a humanitarian device exemption from the FDA authorizing the marketing of Sonalleve in the United States for treatment of osteoid osteoma in the extremities (the “FDA Sonalleve Clearance,” and together with the FDA TULSA-PRO Clearance, the “FDA Clearances”). The Company and its subsidiaries are and at all times have been in material compliance with all statutes, rules, regulations, and guidances of Regulatory Authorities applicable to the testing, development, clinical investigation, manufacture, packaging, processing, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, or export of any medical device product under development, manufactured or distributed by the Company and its subsidiaries (“Applicable Device Laws”). The Company and its subsidiaries possess all required licenses, certificates, approvals, clearances, exemptions, authorizations, permits and any supplements or amendments thereto required by any Applicable Device Law (together with the FDA Clearances, “Authorizations”), except where the failure to possess such Authorizations would not, singly or in the aggregate, result in a Material Adverse Effect, and such Authorizations are valid and in full force and effect. The Company and its subsidiaries have not received any FDA Form 483, notice of adverse finding, warning letter, untitled letter, or other correspondence or notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action by the FDA, Health Canada, or any other Governmental Entity regulating or otherwise exercising authority with respect to the development, testing, clinical investigation, manufacture, packaging, labeling, commercial distribution, sale, storage, import, export, promotion, or marketing of medical products, including medical devices, (collectively, “Regulatory Authorities”) alleging or asserting material noncompliance with any Applicable Devices Laws or the terms or conditions of any Authorizations. The Company and its subsidiaries have not received notice that any Regulatory Authority has taken, is taking or intends to take action to materially limit, suspend, modify, terminate, or revoke any material Authorizations. The Company and its subsidiaries have filed, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Device Laws or Authorizations, except where the failure to do so would not, singly or in the aggregate, result in a Material Adverse Effect, and all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were materially complete and correct on the date filed (or were corrected or supplemented by a subsequent submission). To the knowledge of the Company, there is no materially false or misleading information or material omission in any submission made by or on behalf of the Company or any of its subsidiaries to any Regulatory Authority.

(xxxiii)	Government Health Care Programs. To the Company and its subsidiaries’ knowledge, no persons who have engaged in any activity that is in violation of, or have been convicted of, charged with, or investigated for, a felony or a criminal offense under any applicable laws, who are excluded, suspended, debarred, prohibited from providing services under, or otherwise ineligible to participate in any Government Health Care Program (as defined below), who have been notified that they are or may be subject to potential exclusion, debarment or other prohibition from participating in any Government Health Care Program, or who have committed any act or have engaged in any activity that is permissive or mandatory grounds for exclusion, debarment, suspension, or other ineligibility to so participate, are either employed by, under contract with, or agents of the Company or any of its subsidiaries or provide items or services on behalf of the Company or any of its subsidiaries. “Government Health Care Program” means any federal, provincial, state or other publicly funded healthcare insurance or reimbursement program, including but not limited to a federal healthcare program as defined in Section 1128B(f) of the United States Federal Social Security Act and includes the United States Medicare, Medicaid and TRICARE programs.

(xxxiv)	Privacy Laws. Neither the Company nor any of its subsidiaries has unlawfully disclosed the protected health information of any person, nor committed any other breach of applicable laws concerning the privacy and/or security of personal health information; nor, to the knowledge of the Company, is there any investigation of the Company or any of its subsidiaries by any Governmental Entity for a violation of applicable laws concerning the privacy and/or security of personal health information. Neither the Company nor any of its subsidiaries has notified, either voluntarily or as required by applicable laws, any affected individual, any Governmental Entity or the media of any breach of protected health information. To the knowledge of the Company, neither the Company nor any of its subsidiaries has suffered any unauthorized acquisition, access, use or disclosure of any personal information that, individually or in the aggregate, materially compromises the security or privacy of such personal information.

(xxxv)	Facilities. The Company and its subsidiaries’ facilities and manufacturing and product research and development activities are and have been in compliance in all material respects with Applicable Device Laws, including current good manufacturing practice and quality systems requirements of applicable Regulatory Authorities.

(xxxvi)	Suppliers and Customers. No material supplier or customer of the Company has cancelled, materially modified, threatened to materially modify or, to the knowledge of the Company, intends to materially modify its relationship with or supplies to the Company, except any such cancellation, modification, or threatened modification which would not, individually or in the aggregate, have a Material Adverse Effect.

(xxxvii)	Environmental Laws. Except as such would not, singly or in the aggregate, result in a Material Adverse Effect, (A) neither the Company nor its subsidiaries is in violation of any federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold that are applicable to their businesses (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (B) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or, to the knowledge of the Company threatened, administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or its subsidiaries and (D) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or Governmental Entity, against or affecting the Company or its subsidiaries relating to Hazardous Materials or any Environmental Laws.

(xxxviii)	Accounting Controls. The Company and its subsidiaries maintain effective internal control over financial reporting (as defined under Rule 13-a15 and Rule 15d-15 under the Exchange Act) and have established and maintain “disclosure controls and procedures” and “internal control over financial reporting” within the meaning of such terms under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and are in compliance with the certification requirements thereof with respect to the Company’s annual and interim filings with the Canadian Qualifying Authorities. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as disclosed in the Registration Statement, the Final Prospectus and the General Disclosure Package, since the end of the Company’s most recent audited fiscal year, there has been (1) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (2) no change in the Company’s internal control over financial reporting that has materially adversely affected, or is reasonably likely to materially adversely affect, the Company’s internal control over financial reporting. The Company is not aware of (x) any significant deficiency in the design or operation of its internal control over financial reporting which is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data or any material weaknesses in its internal controls, except as disclosed in the Registration Statement, the General Disclosure Package and the Final Prospectus, since the end of the Company’s most recent audited fiscal year; or (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

(xxxix)	Tests and Preclinical and Clinical Trials. The tests, preclinical studies, and clinical trials conducted by or on behalf of the Company were and, if still ongoing, are being conducted in all material respects in accordance with experimental protocols, procedures and controls pursuant to accepted professional scientific standards and all appliable Authorizations and Applicable Device Laws, including, as applicable, without limitation, the Federal Food, Drug and Cosmetic Act and the rules, regulations, and guidances promulgated thereunder. The descriptions of the results of such studies, tests and trials contained in the Registration Statement, the General Disclosure Package and the Final Prospectus are accurate and complete in all material respects and present the data derived from such studies, tests and trials in a fair-balanced and non-misleading manner. The Company is not aware of any studies, tests or trials, the results of which call into question the study, test, or trial results described or referred to in the Registration Statement, the General Disclosure Package and the Final Prospectus; and, the Company has not received any notices or correspondence from any Regulatory Authority requiring the termination or suspension of any studies, tests or preclinical or clinical trials conducted by or on behalf of the Company, other than ordinary course communications with respect to modifications in connection with the design and implementation of such studies, tests, or trials.

(xl)	Payment of Taxes. All federal, state, local, provincial and foreign income tax returns of the Company and its subsidiaries required by law to be filed have been filed (in Canada, the United States and otherwise) and all taxes shown by such returns or otherwise assessed, which are due and payable, have been paid (except for any failure to so pay that would be immaterial), except assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided. All tax returns, declarations, remittances and filings required to be filed by the Company and its subsidiaries have been filed with all appropriate Governmental Entities, all such returns, declarations, remittances and filings are complete and accurate in all material respects and no material fact or facts have been omitted therefrom which would make any of them misleading and no assessment in connection therewith has been made against the Company or any of its subsidiaries. To the knowledge of the Company, there are no issues or disputes outstanding with any Governmental Entity respecting any taxes that have been paid, or may be payable, by the Company or any of its subsidiaries. There are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for any assessment or reassessment of taxes with respect to the Company or any of its subsidiaries. The Company and its subsidiaries have each established on their books and records reserves that are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets and properties of the Company or any of its subsidiaries (other than liens for taxes that are not yet due and payable or that are being contested in good faith), and, to the knowledge of the Company, there are no audits pending of the tax returns of the Company or any of its subsidiaries (whether federal, state, provincial, local or foreign) and there are no claims which have been asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any governmental agency of any material deficiency. The Company and its subsidiaries have paid all sales and use taxes and all taxes which the Company or any subsidiary is obligated to withhold from amounts owed to employees, creditors, and third parties. All scientific research and experimental development (“SR&ED”) tax incentives applied for by the Company or any of its subsidiaries are bona fide and the Company has no knowledge that Canada Revenue Agency will disallow, reassess or reduce any SR&ED incentives applied for by or previously granted to the Company or any of its subsidiaries.

(xli)	Insurance. The Company and its subsidiaries carry or are entitled to the benefits of insurance, with reputable insurers, in such amounts and covering such risks as is generally maintained by companies of established repute engaged in the same or similar business, and all such insurance is in full force and effect. Neither the Company nor any of its subsidiaries is in default in any respect with respect to the payment of any premium or compliance with any of the provisions contained in any such insurance policy and has not failed to give any notice or present any claim within the appropriate time therefor. There are no circumstances under which the Company or any of its subsidiaries would be required to or, in order to maintain its coverage, to give any notice to the insurers under any such insurance policy which has not been given. Neither the Company nor any of its subsidiaries has received notice from any of the insurers regarding cancellation of such insurance policy or has been denied any insurance coverage which it has sought or for which it has applied.

(xlii)	Investment Company Act. Neither the Company nor any subsidiary is and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof, or the manner in which such proceeds are temporarily held pending expenditure, neither of them will be registered or required to register as an “investment company” as defined in the Investment Company Act of 1940, as amended.

(xliii)	PFIC and CFC. The Company expects not to be a “passive foreign investment company” within the meaning of Section 1297 of the Code for its current taxable year ending December 31, 2024, or for the foreseeable future. The Company is not a “controlled foreign corporation”, as defined in Section 957 of the Code.

(xliv)	Absence of Manipulation. Neither the Company nor any affiliate of the Company has taken, nor will the Company or any affiliate take, directly or indirectly, any action which is designed, or would be expected, to cause or result in, or which constitutes, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities or to result in a violation of Regulation M under the Exchange Act or Canadian Securities Laws.

(xlv)	Foreign Corrupt Practices Act. None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), the U.K. Bribery Act of 2010, the Corruption of Foreign Public Officials Act (Canada), the Criminal Code (Canada), or any other applicable anti-bribery or anti-corruption laws implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offense under any other applicable anti-bribery or anti-corruption laws (the “Anti-Corruption Laws”) including, without limitation, (i) making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the Anti-Corruption Laws, and (ii) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit, and the Company has instituted, maintained and enforced, and will continue to maintain and enforce, policies and procedures designed to promote and ensure compliance with all applicable anti-bribery and anti-corruption laws.

(xlvi)	Money Laundering Laws. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), those of Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), and the applicable anti-money laundering statutes of all other jurisdictions to which the Company is subject, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any Governmental Entity involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(xlvii)	OFAC. None of the Company, any of its subsidiaries, any director or officer of the Company or any of its subsidiaries, or, to the knowledge of the Company, any agent, employee, affiliate or representative of the Company or any of its subsidiaries is an individual or entity (“Person”), or is more than 50 percent owned in the aggregate by or acting on behalf of one or more Persons that are, currently the subject or target of any sanctions administered or enforced by the United States Government, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the Global Affairs Canada, the United Nations Security Council, the European Union, His Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or any of its subsidiaries located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Cuba, Iran, North Korea, Sudan, Syria, Russia, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, and any other “Covered Region” of Ukraine identified pursuant to Executive Order 14065, each, a “Sanctioned Country”); and the Company will not directly or indirectly use the proceeds of the offering of the Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions.

The Company and its subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(xlviii)	No Transfer Taxes or Other Fees. No stamp or other issuance or transfer taxes or duties, levies, deductions, or charges are payable by, or required to be withheld on behalf of, the Underwriters to Canada or any political subdivision or taxing authority thereof or therein in connection with (1) the execution, delivery or performance of this Agreement or (2) the issuance, sale or delivery of the Securities to the Underwriters or the resale of Securities by an Underwriter to U.S. residents.

(xlix)	Foreign Private Issuer. The Company is a “foreign private issuer” as defined in Rule 405 under the Securities Act.

(l)	Reporting Requirements. The Company is a reporting issuer in each of the Canadian Qualifying Jurisdictions and is not on the list of defaulting reporting issuers maintained by any Canadian Qualifying Authority that maintains such a list; the Company is in compliance, in all material respects, with its continuous and timely disclosure obligations under Canadian Securities Laws and under the rules and regulations of Nasdaq and the TSX and has filed all documents required to be filed by it with the Canadian Qualifying Authorities under applicable Canadian Securities Laws; the Company has not filed any confidential material change reports with any of the Canadian Qualifying Authorities that remain confidential at the date hereof; and the Company has filed a current annual information form in the form prescribed by NI 51-102 in each of the Canadian Qualifying Jurisdictions prior to the date of this Agreement. The Company is eligible to use the Canadian Shelf Procedures for the distribution of the Securities in each of the Canadian Qualifying Jurisdictions (other than the Province of Québec). The Company has complied with all Canadian Securities Laws required to be complied with by the Company to qualify the distribution of the Securities through registrants registered in the applicable categories under Canadian Securities Laws in each of the Canadian Qualifying Jurisdictions (other than the Province of Québec), except for the filing of the Canadian Final Prospectus with the Canadian Qualifying Jurisdictions.

(li)	Related Party Transactions. There are no business relationships or related-party transactions involving the Company, any subsidiary or any other person required by applicable securities laws to be described in the Registration Statement, the General Disclosure Package and the Final Prospectus that have not been described as required. To the Company’s knowledge, none of the directors, officers or employees of the Company, any of its subsidiaries or any associate or affiliate of any of the foregoing has any interest, direct or indirect, in any transaction with the Company or any of its subsidiaries that materially affects, is material to or would reasonably be expected to materially affect the Company or any of its subsidiaries. Except for wages, salaries and other compensation-related payments in the ordinary course, and other than as disclosed in the Registration Statement, the General Disclosure Package or the Final Prospectus, neither the Company nor any of its subsidiaries is indebted to: (i) any director, officer or shareholder of the Company; (ii) any individual related to any of the foregoing by blood, marriage or adoption; or (iii) any corporation controlled, directly or indirectly, by any one or more of those persons referred to in this Section 1(a)(l). None of those persons referred to in this Section 1(a)(l) is indebted to the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries is currently a party to any material contract, agreement or understanding with any officer, director, employee, shareholder or any other person not dealing at arm’s length with the Company or its subsidiaries other than employment agreements.

(lii)	Immunity from Jurisdiction. Neither the Company nor any of its subsidiaries nor any of its or their properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of Canada and the laws of the Province of Ontario. The irrevocable and unconditional waiver and agreement of the Company contained in this Agreement not to plead or claim any such immunity in any legal action, suit or proceeding based on this Agreement is valid and binding under the laws of Canada and the laws of the Province of Ontario. The choice of the law of the State of New York as the governing law of this Agreement is a valid choice of law under the laws of Canada, and the Company is not aware of any basis for avoiding the choice on the grounds of Ontario public policy, as that term is understood under the laws of the Province of Ontario and the laws of Canada applicable therein. The Company has the power to submit, and has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of each New York State and United States Federal court sitting in The City of New York and has validly and irrevocably waived any objection to the laying of venue of any suit, action or proceeding brought in any such court.

(liii)	Lending and Other Relationships. The Company (i) does not have any material lending or other relationship with any banking or lending affiliate of any Underwriter and (ii) does not intend to use any of the proceeds from the sale of the Securities to repay any outstanding debt owed to any affiliate of any Underwriter.

(liv)	Statistical and Market-Related Data. Any statistical and market-related data included or incorporated by reference in the Registration Statement, the General Disclosure Package or the Final Prospectus are based on or derived from sources that the Company believes, after reasonable inquiry, to be reliable and accurate in all material respects and, to the extent required, the Company has obtained the written consent to the use of such data from such sources.

(lv)	Rating. The Company has no debt securities or preferred shares that are rated by any “nationally recognized statistical rating organization” (as that term is defined in Section 3(a)(62) of the Exchange Act).

(lvi)	Material Transactions. Except to the extent disclosed in the Registration Statement, the General Disclosure Package and the Final Prospectus or for discussions or negotiations in the ordinary course of business, the Company is not currently party to any agreement in respect of: (i) the purchase of any material assets and properties or any interest therein or the sale, transfer or other disposition of any material assets and properties or any interest therein currently owned, directly or indirectly, by the Company whether by asset sale, transfer of shares or otherwise; or (ii) the change of control of the Company (whether by sale or transfer of shares or sale of all or substantially all of the assets and properties of the Company or otherwise).

(lvii)	Contracts. All material Agreements and Instruments are in full force and effect and are valid and enforceable by and against the Company or its applicable subsidiary, as the case may be, in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, and except as limited by the application of equitable principals when equitable remedies are sought, and by the fact that the ability to sever unenforceable terms may be limited by applicable law. Neither the Company nor any of its subsidiaries has sent or received any communication regarding termination of, or intent not to renew, any of the material Agreements and Instruments referred to or described in Registration Statement, the General Disclosure Package or the Final Prospectus, and no such termination or non-renewal has been threatened by the Company or any of its subsidiaries or, to the Company’s knowledge, any other party to any such contract or agreement, which threat of termination or non-renewal has not been rescinded as of the date hereof.

(lviii)	Corporate Records and Due Diligence. Copies of the minute books and records of the Company and its subsidiaries made available to counsel for the Underwriters in connection with the due diligence investigation of the Company and its subsidiaries for the period from the date of incorporation to the date hereof are all of the minute books of the Company and its subsidiaries and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Company and its subsidiaries to the date hereof to the extent that minutes exist and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Company or its subsidiaries to the date hereof not reflected in such minute books. The Company has not withheld from the Underwriters any material facts relating to the Company, any of its subsidiaries or the offering of the Securities.

(lix)	Fees. Other than the Underwriters, there is no person acting or purporting to act at the request or on behalf of the Company that is entitled to any brokerage or finder’s fee or other compensation in connection with the transactions contemplated by this Agreement.

(lx)	Eligible Investment. The Securities will at the Closing Time qualify as eligible investments as described in the Registration Statement, the General Disclosure Package and the Final Prospectus under the heading “Eligibility for Investment” and the Company will not take or permit any action within its control which would cause the Securities to cease to be qualified, during the period of distribution of the Securities, as eligible investments to the extent so described in the Registration Statement, the General Disclosure Package and the Final Prospectus.

(lxi)	Transfer Agents. TSX Trust Company, at its principal offices in Toronto, Ontario, has been duly appointed as the registrar and transfer agent for the Common Shares in Canada and Computershare Trust Company, N.A., at its principal offices in Canton, Massachusetts, has been duly appointed as the registrar and transfer agent for the Common Shares in the United States.

(lxii)	Acquisitions. No acquisition has been made by the Company during its three most recently completed fiscal years that would be a significant acquisition for the purposes of Canadian Securities Laws or that would require the financial statement disclosure in respect of the acquired business for the purposes of Canadian Securities Laws, and no proposed acquisition by the Company has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and that: (i) if completed by the Company at the date of the Final Prospectus, would be a significant acquisition for the purposes of Canadian Securities Laws, or (ii) would require the financial statement disclosure in respect of the acquired business for the purposes of Canadian Securities Laws.

(lxiii)	Cybersecurity. To the Company’s knowledge, there has been no security breach or other compromise of or relating to any information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology of the Company or its subsidiaries (collectively, “IT Systems and Data”) and the Company and its subsidiaries have not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data. The Company and its subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, individually or in the aggregate, have a Material Adverse Effect. The Company and its subsidiaries have implemented and maintained (y) commercially reasonable safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data, and (z) backup and disaster recovery technology consistent with industry standards and practices.

(lxiv)	Insolvency. No event of insolvency has occurred in relation to the Company or any of its subsidiaries, nor is there, nor will there be at the Closing Time and any Option Closing Date, any act which has occurred or, to the best of the Company’s knowledge, is anticipated to occur which is likely to result in an event of insolvency in relation to the Company or any of its subsidiaries.

(lxv)	Withholding Taxes. No withholding tax imposed under the federal laws of Canada or the Canadian Qualifying Jurisdictions will be payable in respect of any commission or fee to be paid by the Company pursuant to this Agreement to the Underwriters that are “non-residents” within the meaning of the Income Tax Act (Canada), provided any such commission or fee is payable in respect of services rendered by such Underwriters, wholly outside of Canada and are performed in the ordinary course of business carried on by the Underwriters that includes the performance of such services for a fee and such Underwriters deal at arm’s length with the Company within the meaning of the Income Tax Act (Canada) and any such amount is reasonable in the circumstances.

(lxvi)	Officer’s Certificates. Any certificate signed by any officer of the Company delivered to the Underwriters or to counsel for the Underwriters shall be deemed a representation and warranty by the Company (and not individually by such officer) to each Underwriter as to the matters covered thereby subject to the qualifications and limitations set out in such certificates.

Section 2. Sale and Delivery to Underwriters; Closing.

(a)	Initial Securities. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company agrees to sell to each Underwriter, severally and not jointly, and each Underwriter, severally and not jointly, agrees to purchase from the Company, at the price per share set forth in Schedule A, that number of Initial Securities set forth in Schedule A opposite the name of such Underwriter, plus any additional number of Initial Securities which such Underwriter may become obligated to purchase pursuant to the provisions of Section 10 hereof, subject, in each case, to such adjustments among the Underwriters as the Representatives in their sole discretion shall make to eliminate any sales or purchases of fractional shares.

(b)	Option Securities. In addition, on the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company hereby grant(s) an option to the Underwriters, severally and not jointly, to purchase up to an additional 700,005 Common Shares, at the price per share set forth in Schedule A. The option hereby granted may be exercised for 30 days after the Closing Time and may be exercised in whole or in part at any time from time to time upon notice by the Representatives to the Company setting forth the number of Option Securities as to which the several Underwriters are then exercising the option and the time and date of payment and delivery for such Option Securities. Any such time and date of delivery (a “Date of Delivery”) shall be determined by the Representatives, but any Date of Delivery after the Closing Time shall not be later than seven full business days nor earlier than one full business day after the exercise of said option, nor in any event prior to the Closing Time. If the option is exercised as to all or any portion of the Option Securities, each of the Underwriters, acting severally and not jointly, will purchase that proportion of the total number of Option Securities then being purchased which the number of Initial Securities set forth in Schedule A opposite the name of such Underwriter bears to the total number of Initial Securities, subject, in each case, to such adjustments as the Representatives in their sole discretion shall make to eliminate any sales or purchases of fractional shares.

(c)	Payment. Payment of the purchase price for, and delivery of, the Initial Securities in electronic or certificated form shall be made electronically or at such other place as shall be agreed upon by the Representatives and the Company, at 8:00 A.M. (New York City time) on December 10, 2024 (unless postponed in accordance with the provisions of Section 10), or such other time not later than three business days after such date as shall be agreed upon by the Representatives and the Company (such time and date of payment and delivery being herein called “Closing Time”). Delivery of the Common Shares at the Closing Time shall be made through the facilities of The Depository Trust Company unless the Representatives shall otherwise instruct.

In addition, in the event that any or all of the Option Securities are purchased by the Underwriters, payment of the purchase price for, and delivery of, such Option Securities in electronic or certificated form shall be made at the above-mentioned offices, or at such other place as shall be agreed upon by the Representatives and the Company, on each Date of Delivery as specified in the notice from the Representatives to the Company. Delivery of the Option Securities on each such Date of Delivery shall be made through the facilities of The Depository Trust Company unless the Representatives shall otherwise instruct.

Payment shall be made to the Company by wire transfer of immediately available funds to a bank account designated by the Company against delivery to the Representatives for the respective accounts of the Underwriters of the Securities in electronic or certificated form to be purchased by them. It is understood that each Underwriter has authorized the Representatives, for its accounts, to accept delivery of, receipt for, and make payment of the purchase price for, the Initial Securities and the Option Securities, if any, which it has agreed to purchase. The Representatives may (but shall not be obligated to) make payment of the purchase price for the Initial Securities or the Option Securities, if any, to be purchased by any Underwriter whose funds have not been received by the Closing Time or the relevant Date of Delivery, as the case may be, but such payment shall not relieve such Underwriter from its obligations hereunder.

(d)	Restrictions. Lake Street Capital Markets, LLC and Titan Partners Group LLC, a division of American Capital Partners, LLC, each represents that it will only offer and sell the Securities outside of Canada and it will not offer or sell the Securities in Canada. For the avoidance of doubt, neither Lake Street Capital Markets, LLC nor Titan Partners Group LLC is acting as underwriter of the Securities in any province or territory of Canada. Each of the Underwriters covenants and agrees with the Company that any offers or sales of the Securities in Canada will be conducted through the Underwriters, or one or more affiliates of the Underwriters or investment dealers or brokers, in all cases, duly registered in compliance with Canadian Securities Laws.

Section 3. Covenants of the Company.

The Company covenants with each Underwriter as follows:

(a)	Compliance with Securities Regulations and Commission Requests. During the period beginning on the date of this Agreement and ending on the latest of any Date of Delivery and the expiry of the period in which a prospectus is required by law to be delivered by the Underwriters or a dealer in connection with the distribution of Securities contemplated by the Final Prospectus, (i) to make no further amendment or supplement to the Registration Statement or any amendment or supplement to the Final Prospectus without the consent of the Representatives unless in the opinion of counsel for the Company such amendment or supplement is required by law; (ii) to advise the Representatives promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any supplement or amendment to the Final Prospectus has been filed and to furnish the Representatives with copies or access thereof in accordance with this Agreement; (iii) to file promptly all reports required to be filed by the Company with the Commission or with the Canadian Qualifying Authorities to comply with Canadian Securities Laws and with the TSX or Nasdaq, to procure and ensure the continued listing of the Common Shares thereon subsequent to the date of the Final Prospectus and for so long as the delivery of or provision of access to a prospectus is required in connection with the offering or sale of the Securities; (iv) to provide the Representatives, upon request, with a copy of such reports and statements and other documents as are filed by the Company pursuant to Section 13, 14 or 15(d) of the Exchange Act or pursuant to the Canadian Securities Laws and to promptly notify the Underwriters of such filing; (v) to advise the Representatives, promptly after it receives notices thereof, of (y) any request by any Canadian Qualifying Authority or the Commission to amend or supplement the Registration Statement, the Canadian Base Prospectus, the U.S. Base Prospectus, the U.S. Final Prospectus, the Canadian Final Prospectus or any Issuer Free Writing Prospectus, if any, or for additional information with respect thereto, or (z) the issuance by the Commission or any Canadian Qualifying Authority of any stop order suspending the effectiveness of the Registration Statement or the Final Prospectus, as applicable, or the institution or threatening of any proceeding for any such purpose; (vi) to advise the Representatives promptly after it becomes aware of any event which could reasonably be likely to require the making of any change in the Final Prospectus, if any, then being used so that the Final Prospectus would (y) constitute full, true and plain disclosure of all material facts relating to the Securities and (z) not include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading, and, during such time, subject to Section 4(d) hereof, to prepare and furnish promptly to the Representatives, at the Company’s expense, such amendments or supplements to the Final Prospectus (except as otherwise provided herein), as may be necessary to reflect any such change and (vii) in the event the Commission shall issue any order suspending the effectiveness of the Registration Statement or the Canadian Qualifying Authorities shall issue any cease trading order, promptly to use its reasonable commercial efforts to obtain the withdrawal of such order at the earliest practicable moment; and to use its reasonable commercial efforts to prevent the issuance of any such order.

(b)	Access to the Canadian Final Prospectus. The Company has complied and shall comply with the requirements of Part 6A of NI 44-102 to enable delivery of the Canadian Final Prospectus and any amendment or supplement thereto, as the case may be, to be made through access thereto where permitted by NI 44-102. The Underwriters shall satisfy any request for electronic or paper copies of the Canadian Final Prospectus and any amendment or supplement thereto in accordance with the requirements of NI 44-102, without charge.

(c)	Continued Compliance with Securities Laws. To comply with the requirements of the Shelf Procedures and file the Canadian Final Prospectus with the Canadian Qualifying Authorities on the earlier of the first date the Canadian Final Prospectus is delivered to the Underwriters and the day which is two (2) business days following the date of this Agreement, and to comply with General Instruction II.L of Form F-10 and file the U.S. Final Prospectus with the Commission one (1) business day following the filing of the Canadian Final Prospectus with the Canadian Qualifying Authorities. If during the period in which a prospectus is required by law to be delivered or provided access to by an Underwriter or a dealer in connection with the distribution of Securities contemplated by the Final Prospectus, any event shall occur that makes any statement made in the Registration Statement, the U.S. Final Prospectus, the Canadian Final Prospectus or the Issuer Free Writing Prospectus, if any, untrue or that as a result of which, in the reasonable opinion of the Underwriters or counsel for the Underwriters, it becomes necessary to amend or supplement the Registration Statement in order to make the statements therein not misleading, or the U.S. Prospectus or the Canadian Final Prospectus in order to (i) constitute full, true and plain disclosure of all material facts required to be stated therein; and (ii) make the statements therein, in the light of the circumstances in which they are made, not misleading, or, if it is necessary at any time to amend or supplement the Registration Statement, the U.S. Final Prospectus, the Canadian Final Prospectus or the Issuer Free Writing Prospectus, if any, to comply with any applicable law, the Company promptly will prepare and file with the Commission and the Canadian Qualifying Authorities, and furnish at its own expense to the Representatives, an appropriate amendment to the Registration Statement or supplement to the U.S. Final Prospectus, Canadian Final Prospectus or the Issuer Free Writing Prospectus, if any, so that the Registration Statement as so amended or the U.S. Final Prospectus or the Canadian Final Prospectus, as so amended or supplemented will (i) constitute full, true and plain disclosure of all material facts required to be stated therein; and (ii) not, in the light of the circumstances when it is so delivered, be misleading, or so that the Registration Statement, the U.S. Final Prospectus or the Canadian Final Prospectus will comply with such law. Before amending the Registration Statement or amending or supplementing the U.S. Final Prospectus or the Canadian Final Prospectus, the Company will furnish the Representatives with a copy of such proposed amendment or supplement and will not file such amendment or supplement to which the Representatives reasonably object.

(d)	General Disclosure Package. If the General Disclosure Package is being used to solicit offers to buy the Securities at a time when the Final Prospectus is not yet available and any event shall occur as a result of which, in the judgment of the Company or in the reasonable opinion of the Representatives, it becomes necessary to amend or supplement the General Disclosure Package in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or to make the statements therein not conflict with the information contained or incorporated by reference in the Registration Statement then on file and not superseded or modified, or if it is necessary at any time to amend or supplement the General Disclosure Package to comply with the Securities Act, the Exchange Act and Canadian Securities Law, the Company promptly will either (i) prepare, file with the Commission and the Canadian Qualifying Authorities (if required) and furnish to the Underwriters and any dealers an appropriate amendment or supplement to the General Disclosure Package or (ii) prepare and file with the Canadian Qualifying Authorities (if required) and the Commission an appropriate filing under the Exchange Act which shall be incorporated by reference in the General Disclosure Package so that the General Disclosure Package as so amended or supplemented will not, in the light of the circumstances under which they were made, be misleading or conflict with the Registration Statement then on file, or so that the General Disclosure Package will comply with the Securities Act, the Exchange Act and Canadian Securities Law, as applicable.

(e)	Blue Sky Qualifications. The Company will use its commercially reasonable efforts, in cooperation with the Underwriters, to qualify the Securities for offering and sale under the applicable securities laws of such states (to the extent required) and other jurisdictions (domestic or foreign) as the Representatives may reasonably designate and to maintain such qualifications in effect so long as required to complete the distribution of the Securities; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

(f)	Rule 158. The Company will timely file such reports pursuant to the Exchange Act as are necessary in order to make generally available to its securityholders as soon as practicable an earnings statement for the purposes of, and to provide to the Underwriters the benefits contemplated by, the last paragraph of Section 11(a) of the Securities Act.

(g)	Use of Proceeds. The Company will use the net proceeds received by it from the sale of the Securities in the manner specified in the Registration Statement, the General Disclosure Package and the Final Prospectus under “Use of Proceeds.” Pending the expenditure of the net proceeds for such purposes, the Company will hold such net proceeds solely in cash or U.S. government-issued securities, or other securities that do not constitute “investment securities” within the meaning of the Investment Company Act of 1940, as amended.

(h)	Listing. The Company will use its reasonable commercial efforts to effect and maintain the listing of the Common Shares (including the Common Shares constituting the Securities) on Nasdaq and the TSX.

(i)	Restriction on Sale of Securities. During a period of 90 days from the Closing Time, the Company will not, without the prior written consent of each of the Representatives, (i) directly or indirectly, offer, hypothecate, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Shares, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (A) the Securities to be sold hereunder, (B) any Common Shares issued by the Company upon the exercise of an option or warrant, vesting of a restricted share unit or deferred share unit, or the conversion of a security outstanding on the date hereof and referred to in the Registration Statement, the General Disclosure Package and the Final Prospectus, (C) any Common Shares issued or options to purchase Common Shares, restricted share units or deferred share units, granted pursuant to existing employee benefit plans or equity incentive plans of the Company referred to in the Registration Statement, the General Disclosure Package and the Final Prospectus; (D) any Common Shares issued pursuant to any existing non-employee director stock plan or dividend reinvestment plan referred to in the Registration Statement, the General Disclosure Package and the Final Prospectus; (E) the filing by the Company of any registration statement on Form S-8 or a successor form thereto; or (F) transfers of Common Shares to the Company for the primary purpose of satisfying any tax or other governmental withholding obligation with respect to Common Shares issued upon the exercise of an option or warrant or the conversion of a security. The Company will not qualify a prospectus under Canadian Securities Laws or file a registration statement under the Securities Act in connection with any transaction by the Company or any person that is prohibited pursuant to the foregoing, except for registration statements on Form S-8 relating to employee benefit plans.

(j)	Reporting Requirements. The Company, during the period when a prospectus relating to the Securities is (or, but for the exception afforded by Rule 172, would be) required to be delivered under the Securities Act, will file all documents required to be filed with (i) the Commission pursuant to the Exchange Act within the time periods required by the Exchange Act and (ii) the Ontario Securities Commission and other applicable Canadian Qualifying Authorities pursuant to, and within the time periods required by, Canadian Securities Laws.

(k)	Issuer Free Writing Prospectus. The Company agrees that, unless it obtains the prior written consent of the Representatives, it will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus,” or a portion thereof, required to be filed by the Company with the Commission or retained by the Company under Rule 433; provided that the Representatives will be deemed to have consented to the Issuer Free Writing Prospectus listed on Schedule B-2 hereto and any “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) that has been reviewed by the Representatives. The Company represents that it has treated or agrees that it will treat each such free writing prospectus consented to, or deemed consented to, by the Representatives as an “issuer free writing prospectus,” as defined in Rule 433, and that it has complied and will comply with the applicable requirements of Rule 433 with respect thereto, including timely filing with the Commission where required, legending and record keeping. If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement, any Preliminary Prospectus or the Final Prospectus or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at that subsequent time, not misleading, the Company will promptly notify the Representatives and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(l)	Emerging Growth Company Status. The Company will cease to be an Emerging Growth Company on December 31, 2024.

(m)	Marketing Materials. The Company will file the template version of any “marketing materials” as defined in National Instrument 41-101 General Prospectus Requirements (“NI 41-101”) (“marketing materials”) approved by the Company and the Representatives in the manner contemplated by Canadian Securities Laws with the Canadian Qualifying Authorities not later than the day on which such marketing materials are first provided to a potential investor in the offering of Securities pursuant to this Agreement, as confirmed in writing by the Representatives to the Company prior to the time of filing. Any comparables and all disclosure relating to such comparables shall be redacted (to the fullest extent permitted by Canadian Securities Laws) from the template version of any marketing materials filed with the Canadian Qualifying Authorities pursuant to this paragraph and, where applicable, a complete template version of such marketing materials (containing the comparables and related disclosure) shall be delivered to the applicable Canadian Qualifying Authorities by the Company in compliance with Canadian Securities Laws.

The Company and the Underwriters, on a several basis, covenant and agree (i) not to provide any potential investor of Securities with any marketing materials unless a template version of such marketing materials has been filed by the Company with the Canadian Qualifying Authorities on or before the day such marketing materials are first provided to any potential investor of Securities, (ii) not to provide any potential investor in the Canadian Qualifying Jurisdictions with any materials or information in relation to the distribution of the Securities or the Company other than (a) such marketing materials that have been approved and filed in accordance with NI 44-101, (b) the Canadian Preliminary Prospectus or the Canadian Final Prospectus or any supplement or amendment thereto (and for the avoidance of doubt, includes any documents incorporated by reference), and (c) any “standard term sheets” (within the meaning of Canadian Securities Laws) approved in writing by the Company and Representatives on behalf of the Underwriters, and (iii) that any marketing materials approved and filed in accordance with NI 44-101 and any standard term sheets approved in writing by the Company and the Representatives on behalf of the Underwriters, shall only be provided to potential investors in the Canadian Qualifying Jurisdictions.

Section 4. Payment of Expenses.

(a)	Expenses. The Company will pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) as originally filed and each amendment thereto, (ii) the preparation, printing and delivery to the Underwriters of copies of each Preliminary Prospectus, each Issuer Free Writing Prospectus and the Final Prospectus and any amendments or supplements thereto and any costs associated with electronic delivery of any of the foregoing by the Underwriters to investors, (iii) the preparation, issuance and delivery of the certificates for the Securities to the Underwriters, including any stock or other transfer taxes and any stamp or other duties payable upon the sale, issuance or delivery of the Securities to the Underwriters, (iv) the fees and disbursements of the Company’s counsel, accountants and other advisors, (v) if required, the qualification of the Securities under securities laws in accordance with the provisions of Section 3(d) hereof, including filing fees and the reasonable and documented fees and disbursements of counsel for the Underwriters in connection therewith and in connection with the preparation of a “Blue Sky Survey” and any supplement thereto, (vi) the fees and expenses of any transfer agent or registrar for the Securities, (vii) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the Securities, including without limitation, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged by the Company in connection with the road show presentations, travel and lodging expenses of the representatives and officers of the Company and any such consultants, and half the cost of aircraft and other transportation chartered in connection with the road show, (viii) the filing fees incident to the review by FINRA of the terms of the sale of the Securities, (ix) the fees and expenses incurred (if any) in connection with the listing of the Securities on Nasdaq and the TSX, (x) the costs and expenses (including, without limitation, any damages or other amounts payable in connection with legal or contractual liability) associated with the reforming of any contracts for sale of the Securities made by the Underwriters caused by a breach of the representation contained in the first sentence of Section 1(a)(ii) and (xi) the reasonable and documented out-of-pocket expenses of the Underwriters (including the fees and disbursements of their counsel, up to a maximum of U.S.$150,000 (plus applicable taxes and reasonable disbursements)). At the option of the Underwriters, such fees and expenses of the Underwriters may be deductible from the gross proceeds of the Offering at closing.

(b)	Termination of Agreement. If this Agreement is terminated by the Representatives in accordance with the provisions of Section 5 or Section 9(a) hereof, the Company shall reimburse the Underwriters for all of their reasonable and documented out-of-pocket expenses, up to a maximum of U.S.$150,000.

Section 5. Conditions of Underwriters’ Obligations.

The obligations of the several Underwriters hereunder are subject to the accuracy of the representations and warranties of the Company contained herein or in certificates of any officer of the Company or its subsidiaries delivered pursuant to the provisions hereof, to the performance by the Company of its covenants and other obligations hereunder, and to the following further conditions:

(a)	Effectiveness of Registration Statement. No stop order or cease trade order suspending the effectiveness of the Registration Statement or any part thereof, preventing or suspending the use of the Base Prospectus, any Preliminary Prospectus, the Final Prospectus or any Permitted Free Writing Prospectus or any part thereof shall have been issued and no proceedings for that purpose or pursuant to Section 8A under the Securities Act shall have been initiated or threatened by the Commission and/or any Canadian Qualifying Authority; each Issuer Free Writing Prospectus, if any, and the Final Prospectus shall have been filed with the Commission and the Canadian Qualifying Authorities, as applicable, within the applicable time period prescribed for such filing by, and in compliance with, the Securities Act and Canadian Securities Laws, as applicable.

(b)	Opinions of Counsel for Company. At the Closing Time, the Underwriters shall have received (i) the opinion and negative assurance letter, each dated the Closing Time, of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., U.S. counsel for the Company and the opinion dated the Closing Time of Mintz LLP, Canadian counsel for the Company, (ii) the opinion dated the Closing Time of Taylor Wessing LLP, German counsel for the Company, (iii) the opinion dated the Closing Time of Hannes Snellman Attorneys Ltd., Finnish counsel for the Company, and (iv) the opinion dated the Closing Time of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., regulatory counsel for the Company, each in form and substance reasonably satisfactory to the Representatives.

(c)	Opinion of Counsel for Underwriters. At the Closing Time, the Underwriters shall have received the opinion and negative assurance letter, each dated the Closing Time, of Troutman Pepper Hamilton Sanders LLP, U.S. counsel for the Underwriters, and the opinion dated the Closing Time of Osler, Hoskin & Harcourt LLP, Canadian counsel for the Underwriters. The Company shall have furnished to Underwriters’ counsel such documents as they may reasonably request for the purpose of enabling them to issue their opinion and negative assurance letter.

(d)	Officers’ Certificate. At the Closing Time, there shall not have been, since the date hereof or since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Final Prospectus, any Material Adverse Change, and the Underwriters shall have received a certificate of the Chief Executive Officer of the Company and of the Chief Financial Officer of the Company, dated the Closing Time, to the effect that (i) there has been no Material Adverse Change, (ii) the representations and warranties of the Company in this Agreement are true and correct with the same force and effect as though expressly made at and as of the Closing Time after giving effect to the transactions contemplated hereby, (iii) the Company has complied in all material respects with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to the Closing Time, and (iv) no stop order suspending the effectiveness of the Registration Statement under the Securities Act has been issued, no order preventing or suspending the use of any Preliminary Prospectus or the Final Prospectus or having the effect of ceasing or suspending trading in the Securities or prohibiting the sale of Securities has been issued and no proceedings for any of those purposes have been instituted or are pending or, to their knowledge, contemplated.

(e)	Accountant’s Comfort Letter. At the time of the execution of this Agreement, the Underwriters shall have received from PricewaterhouseCoopers LLP, the accountants for the Company, a comfort letter, dated such date, in form and substance satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the other Underwriters containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the General Disclosure Package and the Final Prospectus.

(f)	Bring-down Comfort Letter. At the Closing Time, the Underwriters shall have received from PricewaterhouseCoopers LLP a letter, dated as of the Closing Time, to the effect that they reaffirm the statements made in the letter furnished pursuant to subsection (e) of this Section, except that the specified date for procedures referred to therein shall be brought down to a date not more than two business days prior to the Closing Time.

(g)	Approval of Listing. At the Closing Time, the Common Shares shall be listed on the Nasdaq and on the TSX, and the Securities shall have been approved for listing on the TSX subject only to satisfaction of customary post-closing conditions imposed by the TSX in similar circumstances.

(h)	[Reserved].

(i)	Lock-up Agreements. At the date of this Agreement, the Representatives shall have received an agreement substantially in the form of Exhibit A hereto signed by the directors, officers and such other persons or entities listed in Schedule C hereto.

(j)	Chief Financial Officer’s Certificate. At the Closing Time, the Underwriters shall have received a certificate of the Chief Financial Officer of the Company substantially in the form of Exhibit B hereto, dated the Closing Time, certifying certain financial information set forth in the Registration Statement, General Disclosure Package and the Final Prospectus.

(k)	Secretary’s Certificate. At the Closing Time, the Underwriters shall have received a certificate of the Secretary of the Company, dated the Closing Time, in form and substance reasonably satisfactory to the Representatives.

(l)	Conditions to Purchase of Option Securities. In the event that the Underwriters exercise their option provided in Section 2(b) hereof to purchase all or any portion of the Option Securities, at the relevant Date of Delivery, the Underwriters shall have received:

(i)	Officers’ Certificate. A certificate, dated such Date of Delivery, of the Chief Executive Officer of the Company and of the Chief Financial Officer of the Company confirming that the certificate delivered at the Closing Time pursuant to Section 5(d) hereof remains true and correct as of such Date of Delivery.

(ii)	Opinion of Counsel for Company. If requested by the Representatives, (i) the opinion and negative assurance letter of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., U.S. counsel for the Company and the opinion of Mintz LLP, Canadian counsel for the Company, (ii) the opinion of Taylor Wessing LLP, German counsel for the Company, (iii) the opinion of Hannes Snellman Attorneys Ltd., Finnish counsel for the Company, and (iv) the opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., regulatory counsel for the Company, each dated such Date of Delivery and in form and substance reasonably satisfactory to the Representatives, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(b) hereof.

(iii)	Opinion of Counsel for Underwriters. If requested by the Representatives, the opinion and negative assurance letter of Troutman Pepper Hamilton Sanders LLP, U.S. counsel for the Underwriters, and the opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel for the Underwriters, each dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(c) hereof.

(iv)	Bring-down Comfort Letter. If requested by the Representatives, a letter from PricewaterhouseCoopers LLP, in form and substance satisfactory to the Representatives and dated such Date of Delivery, substantially in the same form and substance as the letter furnished to the Representatives pursuant to subsection (f) of this Section, except that the “specified date” in the letter furnished pursuant to this paragraph shall be a date not more than three business days prior to such Date of Delivery.

(v)	Chief Financial Officer’s Certificate. A certificate, dated such Date of Delivery, of the Chief Financial Officer of the Company confirming that the certificate delivered at the Closing Time pursuant to Section 5(j) hereof remains true and correct as of such Date of Delivery.

(vi)	Secretary’s Certificate. A certificate, dated such Date of Delivery, of the Secretary of the Company confirming that the certificate delivered at the Closing Time pursuant to Section 5(k) hereof remains true and correct as of such Date of Delivery.

(m)	Additional Documents. At the Closing Time and at each Date of Delivery (if any) counsel for the Underwriters shall have been furnished with such documents and opinions as they may reasonably require for the purpose of enabling them to pass upon the issuance and sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Securities as herein contemplated shall be reasonably satisfactory in form and substance to the Representatives and counsel for the Underwriters.

(n)	Termination of Agreement. If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement, or, in the case of any condition to the purchase of Option Securities on a Date of Delivery which is after the Closing Time, the obligations of the several Underwriters to purchase the relevant Option Securities, may be terminated by the Representatives by notice to the Company at any time at or prior to Closing Time or such Date of Delivery, as the case may be, and such termination shall be without liability of any party to any other party except as provided in Section 4 and except that Sections 1, 6, 7, 8, 13, 15, 16, 17 and 22 shall survive any such termination and remain in full force and effect.

Section 6. Indemnification.

(a)	Indemnification of Underwriters. The Company agrees to indemnify and hold harmless each Underwriter, its affiliates (as such term is defined in Rule 501(b) under the Securities Act (each, an “Affiliate”)), its selling agents and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act as follows:

(i)	against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included (A) in the U.S. Preliminary Prospectus, any Issuer Free Writing Prospectus, the General Disclosure Package or the U.S. Final Prospectus (or any amendment or supplement thereto), or (B) in any materials or information provided by, or with the approval of, the Company in connection with the marketing or offering of the Securities (“Marketing Materials”), including any roadshow or investor presentations made to investors by the Company (whether in person or electronically), or the omission or alleged omission in the U.S. Preliminary Prospectus, Issuer Free Writing Prospectus, the U.S. Final Prospectus or in any Marketing Materials of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii)	against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any misrepresentation or alleged misrepresentation (as that term is defined under applicable Canadian Securities Laws) contained in the Canadian Preliminary Prospectus, the Canadian Final Prospectus or any amendment or supplement thereto;

(iii)	against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any breach by the Company of any representation, warranty or covenant contained in this Agreement;

(iv)	against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, provided that (subject to Section 6(d) below) any such settlement is effected with the written consent of the Company; and

(v)	against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by the Representatives), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i), (ii), (iii) or (iv) above;

provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in the Registration Statement (or any amendment thereto), the General Disclosure Package or the Final Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with the Underwriter Information.

(b)	Indemnification of Company, Directors and Officers. Each Underwriter severally agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), the General Disclosure Package or the Final Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with the Underwriter Information.

(c)	Actions against Parties; Notification. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. In the case of parties indemnified pursuant to Section 6(a) above, counsel to the indemnified parties shall be selected by the Representatives, and, in the case of parties indemnified pursuant to Section 6(b) above, counsel to the indemnified parties shall be selected by the Company. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for the reasonable fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 or Section 7 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)	Settlement without Consent if Failure to Reimburse. If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 6(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

Section 7. Contribution.

If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, on the one hand, and of the Underwriters, on the other hand, in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Company, on the one hand, and the total underwriting discount received by the Underwriters, on the other hand, in each case as set forth on the cover of the Final Prospectus, bear to the aggregate initial public offering price of the Securities as set forth on the cover of the Final Prospectus.

The relative fault of the Company, on the one hand, and the Underwriters, on the other hand, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 7. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 7 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section 7, no Underwriter shall be required to contribute any amount in excess of the underwriting compensation received by such Underwriter in connection with the Securities underwritten by it and distributed to the public.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section 7, each person, if any, who controls an Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and each Underwriter’s Affiliates and selling agents shall have the same rights to contribution as such Underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as the Company. The Underwriters’ respective obligations to contribute pursuant to this Section 7 are several in proportion to the number of Initial Securities set forth opposite their respective names in Schedule A hereto and not joint.

Section 8. Representations, Warranties and Agreements to Survive.

All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company or its subsidiaries submitted pursuant hereto, shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of any Underwriter or its Affiliates or selling agents, any person controlling any Underwriter, its officers or directors or any person controlling the Company and (ii) delivery of and payment for the Securities.

Section 9. Termination of Agreement.

(a)	Termination. The Representatives may terminate this Agreement, by notice to the Company, at any time at or prior to the Closing Time (i) if there has been, in the judgment of the Representatives, since the time of execution of this Agreement or since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Final Prospectus, any Material Adverse Change, (ii) if there has occurred any material adverse change in the financial markets in the United States, Canada or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis, including a widespread outbreak of epidemic illnesses, or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Representatives, impracticable or inadvisable to proceed with the completion of the offering or to enforce contracts for the sale of the Securities, (iii) if trading in any securities of the Company has been suspended or materially limited by the Commission, Nasdaq, the Ontario Securities Commission or any other applicable Canadian provincial securities regulator or the TSX (other than temporary trading halts), (iv) if trading generally on the New York Stock Exchange, Nasdaq or the TSX has been suspended or materially limited, or minimum or maximum prices for trading on such exchanges have been fixed on a generally applicable basis, or maximum ranges for prices for trading on such exchanges have been required on a generally applicable basis, by any of said exchanges or by order of the Commission, FINRA or any other Governmental Entity having jurisdiction over any of such exchanges, (v) a material general disruption has occurred in commercial banking or securities settlement, payment or clearance services in the United States or Canada, or (vi) if a general banking moratorium has been declared by either U.S. Federal, Canadian or New York authorities.

(b)	Liabilities. If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and provided further that Sections 1, 6, 7, 8, 13, 14, 15, 16 and 21 shall survive such termination and remain in full force and effect.

Section 10. Default by One or More of the Underwriters.

If one or more of the Underwriters shall fail at the Closing Time or a Date of Delivery to purchase the Securities which it or they are obligated to purchase under this Agreement (the “Defaulted Securities”), the Representatives shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representatives shall not have completed such arrangements within such 24-hour period, then:

(i)	if the number of Defaulted Securities does not exceed 10% of the number of Securities to be purchased on such date, each of the non-defaulting Underwriters shall be obligated, severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters, or

(ii)	if the number of Defaulted Securities exceeds 10% of the number of Securities to be purchased on such date, this Agreement or, with respect to any Date of Delivery which occurs after the Closing Time, the obligation of the Underwriters to purchase, and the Company to sell, the Option Securities to be purchased and sold on such Date of Delivery shall terminate without liability on the part of any non-defaulting Underwriter.

No action taken pursuant to this Section shall relieve any defaulting Underwriter from liability in respect of its default.

In the event of any such default which does not result in a termination of this Agreement or, in the case of a Date of Delivery which is after the Closing Time, which does not result in a termination of the obligation of the Underwriters to purchase and the Company to sell the relevant Option Securities, as the case may be, either the (i) Representatives or (ii) the Company shall have the right to postpone Closing Time or the relevant Date of Delivery, as the case may be, for a period not exceeding seven days in order to effect any required changes in the Registration Statement, the General Disclosure Package or the Final Prospectus or in any other documents or arrangements. As used herein, the term “Underwriter” includes any person substituted for an Underwriter under this Section 10.

Section 11. Notices.

All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or emailed. Notices to the Underwriters shall be directed to the Representatives c/o Raymond James Ltd., 40 King St. West, 54th Floor, Toronto, Ontario M5H 3Y2, Attention: Marwan Kubursi, Managing Director (Email: *********) and c/o Lake Street Capital Markets LLC, 920 Second Avenue South, Suite 700, Minneapolis, MN 55402, Attention: Mike Townley, Head of Investment Banking (Email: *********), with a copy to Osler, Hoskin & Harcourt LLP, 1325 Avenue of the Americas, 20th Floor, New York, NY 10019, Attention: Rob Lando (Email: *********) / Amelia Miao (Email: *********) and Troutman Pepper Hamilton Sanders LLP, 125 High Street, 19th Floor, Boston, MA 02110, Attention: Thomas Rose (Email: *********); notices to the Company shall be directed to it at 2400 Skymark Avenue, Unit #6, Mississauga, Ontario L4W 5K5, Attention: Arun Menawat, Chief Executive Officer and Director (Email: *********), with a copy to Mintz LLP, 200 Bay St, South Tower, Suite 2800, Toronto, ON M5J 2J3, Attention: Cheryl Reicin (Email: *********).

Section 12. No Advisory or Fiduciary Relationship.

The Company acknowledges and agrees that (a) the purchase and sale of the Securities pursuant to this Agreement, including the determination of the initial public offering price of the Securities and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the offering of the Securities and the process leading thereto, each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company, its subsidiaries or their respective shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favor of the Company with respect to the offering of the Securities or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company or its subsidiaries on other matters) and no Underwriter has any obligation to the Company with respect to the offering of the Securities except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering of the Securities and the Company has consulted its own respective legal, accounting, regulatory and tax advisors to the extent it deemed appropriate. The Company waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the offering of the Securities.

Section 13. Parties.

This Agreement shall each inure to the benefit of and be binding upon the Underwriters and the Company and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters and the Company and their respective successors and the controlling persons and officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters and the Company and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Securities from any Underwriter shall be deemed to be a successor by reason merely of such purchase.

Section 14. Amendments; Waivers.

No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed by the waiving party or, in the case of an amendment, by the Company and the Representatives. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

Section 15. Trial by Jury.

The Company (on its behalf and, to the extent permitted by applicable law, on behalf of its shareholders and affiliates) and each of the Underwriters hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 16. GOVERNING LAW.

THIS AGREEMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF, THE STATE OF NEW YORK WITHOUT REGARD TO ITS CHOICE OF LAW PROVISIONS.

Section 17. Consent to Jurisdiction; Waiver of Immunity.

By the execution and delivery of this Agreement, the Company (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed Corporation Services Company (or any successor) (together with any successor, the “Agent for Service”), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Securities, that may be instituted in any federal or state court in the City and County of New York, Borough of Manhattan, or brought under federal or state securities laws, and acknowledges that the Agent for Service has accepted such designation, (ii) submits to the non-exclusive jurisdiction of any such court in any such suit or proceeding, and (iii) agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Company shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as required by the Securities Act.

To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives, and agrees to cause each of its subsidiaries to waive, such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law.

Section 18. TIME.

TIME SHALL BE OF THE ESSENCE OF THIS AGREEMENT. EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

Section 19. Partial Unenforceability.

The invalidity or unenforceability of any Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Section, paragraph or provision hereof. If any Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

Section 20. Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same agreement.

Section 21. Effect of Headings.

The Section headings herein are for convenience only and shall not affect the construction hereof.

Section 22. Entire Agreement.

This Agreement supersedes all prior agreements and understanding (whether written or oral) between the Company and the Underwriters, or any of them, with respect to the subject matter hereof.

(Signature page follows)

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the Underwriters and the Company in accordance with its terms.

Very truly yours,

PROFOUND MEDICAL CORP.

By:	/s/ Arun Menawat
Name: Arun Menawat
Title: Chief Executive Officer

[Signature Page to Underwriting Agreement]

CONFIRMED AND ACCEPTED,
as of the date first above written:

RAYMOND JAMES LTD.

By:	/s/ Marwan Kubursi
Name: Marwan Kubursi
Title: Managing Director

LAKE STREET CAPITAL MARKETS, LLC

By:	/s/ Michael Townley
Name: Mike Townley
Title: Head of Investment Banking

[Signature Page to Underwriting Agreement]

SCHEDULE A

The public offering price per common share shall be US$7.50.

The purchase price per common share to be paid by the several Underwriters shall be US$7.05, being an amount equal to the public offering price per common share set forth above less US$0.45 per share.

Name of the Underwriter	Number of Initial Securities
Raymond James Ltd.	2,100,015 Common Shares
Lake Street Capital Markets, LLC	1,750,013 Common Shares
Titan Partners Group LLC, a division of American Capital Partners, LLC	816,672 Common Shares
Total	4,666,700 Common Shares

Sch-A-1

SCHEDULE B-1

Pricing Terms

1.	The Company is selling 4,666,700 Common Shares.

2.	The Company has granted an option to the Underwriters, severally and not jointly, to purchase up to an additional 700,005 Common Shares.

3.	The public offering price per Common Share shall be US$7.50.

4.	The underwriting discount shall be 6%.

Sch-B-1

SCHEDULE B-2

Free Writing Prospectus

None

Sch-B-2

SCHEDULE C

List of Persons and Entities Subject to Lock-up

1.	Arun Menawat

2.	Arthur L. Rosenthal

3.	Brian Ellacott

4.	Rashed Dewan

5.	Mathieu Burtnyk

6.	Kris Shah

7.	Murielle Lortie

8.	Cynthia Lavoie

9.	Tom Tamberrino

Sch-C-1

Exhibit A

FORM OF LOCK-UP AGREEMENT

__________, 2024

RAYMOND JAMES LTD.

Lake Street Capital Markets, LLC

As representatives of the several underwriters

c/o Raymond James Ltd.

40 King St. W., 54th Floor

Toronto, Ontario M5H 3Y2

Lake Street Capital Markets, LLC

920 Second Avenue South,

Suite 700, Minneapolis, MN 55402

United States

Re: Profound Medical Corp.

Dear Sirs and Mesdames:

This letter agreement (the “Agreement”) is being delivered to you in connection with the proposed underwriting agreement (the “Underwriting Agreement”) to be entered into by and between Profound Medical Corp., an Ontario corporation (the “Company”), and Raymond James Ltd. and Lake Street Capital Markets, LLC, as representatives (the “Representatives”) of a group of underwriters (collectively, the “Underwriters”) to be named therein, relating to the proposed public offering (the “Offering”) of common shares (the “Common Shares”) in the capital of the Company.

In order to induce you and the other Underwriters to enter into the Underwriting Agreement, and in light of the benefits that the Offering will confer upon the undersigned in his, her or its capacity as a shareholder and/or an executive officer or director of the Company, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each Underwriter that, during the period beginning on the date hereof through and including the date that is the 90th day after the date of the closing of the Offering (the “Lock-Up Period”), the undersigned will not, without the prior written consent of the Representatives, directly or indirectly, (i) offer, sell, assign, transfer, hypothecate, pledge, contract to sell, lend or otherwise dispose of, or announce the intention to otherwise dispose of, any Common Shares (including, without limitation, Common Shares which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), or which may be deemed to be beneficially owned, or controlled or directed, directly or indirectly, by the undersigned within the meaning of Canadian securities laws (such shares, the “Beneficially Owned Shares”)), or any securities convertible into or exercisable or exchangeable for Common Shares, (ii) enter into any swap, hedge or similar agreement or arrangement that transfers, is designed to transfer or reasonably could be expected to transfer (whether by the undersigned or someone other than the undersigned), in whole or in part, the economic risk of ownership of the Beneficially Owned Shares or securities convertible into or exercisable or exchangeable for Common Shares, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or (iii) engage in any short selling of the Common Shares or securities convertible into or exercisable or exchangeable for Common Shares (the “Prohibited Activity”). The undersigned represents and warrants that the undersigned is not, and has not caused or directed any of its affiliates to be or become, currently a party to any agreement or arrangement that is designed to or which reasonably could be expected to lead to or result in any Prohibited Activity during the Lock-Up Period.

Ex-A-1

The restrictions set forth in the immediately preceding paragraph shall not apply to:

(1)        if the undersigned is a natural person, any transfers made by the undersigned (a) to any member of the immediate family (as defined below) of the undersigned in a transaction not involving a disposition for value or to a trust the beneficiaries of which are exclusively the undersigned or members of the undersigned’s immediate family, (b) by will or intestate succession upon the death of the undersigned, (c) by operation of law and/or pursuant to a domestic relations order or in connection with a divorce decree or settlement or (d) as a bona fide gift;

(2)        if the undersigned is a corporation, partnership, limited liability company or other business entity, any transfers to any shareholder, partner or member of, or owner of a similar equity interest in, the undersigned, as the case may be, if, in any such case, such transfer is not for value;

(3)        if the undersigned is a corporation, partnership, limited liability company or other business entity, any transfer made by the undersigned (a) in connection with the sale or other bona fide transfer in a single transaction of all or substantially all of the undersigned’s share capital, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the undersigned’s assets, in any such case not undertaken for the purpose of avoiding the restrictions imposed by this Agreement or (b) to another corporation, partnership, limited liability company or other business entity so long as the transferee is an affiliate (as defined below) of the undersigned and such transfer is not for value;

(4)        transactions relating to Common Shares or other securities convertible into or exercisable or exchangeable for Common Shares acquired in open market transactions after completion of the Offering, provided that no such transaction is required to be, or is, publicly announced (whether on Form 4 or Form 5 in the United States, or in compliance with the insider reporting obligations or such similar disclosures made in accordance with applicable Canadian securities laws, or otherwise) during the Lock-Up Period;

(5)        the entry, by the undersigned, at any time on or after the date of the Underwriting Agreement, of any trading plan providing for the sale of Common Shares by the undersigned, which trading plan meets the requirements of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the corresponding provisions of Canadian securities laws, provided, however, that such plan does not provide for, or permit, the sale of any Common Shares during the Lock-up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-Up Period;

Ex-B-2

(6)       any transfers made by the undersigned to the Company to satisfy tax withholding obligations pursuant to the Company’s equity incentive plans or arrangements disclosed in the Final Prospectus (as defined in the Underwriting Agreement), including in connection with the vesting of restricted share units, deferred share units and options granted thereunder, or the expiration and cancellation of any options or warrants in accordance with their terms; and

(7)       there occurs a bona fide tender offer or take-over bid made to all holders of Common Shares or similar merger, amalgamation, consolidation, or acquisition transaction involving a Change of Control of the Company, provided that in the event that any such transaction is not completed, any securities shall remain subject to the restrictions contained in this Agreement. “Change of Control” shall mean the transfer, in one transaction or a series of related transactions, to a person or group of affiliated persons (other than the Underwriters pursuant to the Offering), of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold at least 90% of the outstanding voting securities of the Company (or the surviving entity) and for the avoidance of doubt, the Offering is not a Change of Control;

provided, however, that in the case of any transfer described in clause (1), (2) or (3) above, it shall be a condition to the transfer that (A) the transferee executes and delivers to the Representatives, acting on behalf of the Underwriters, not later than the date of such transfer, a written agreement, in substantially the form of this Agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the undersigned and not to the immediate family of the transferee) and otherwise satisfactory in form and substance to the Representatives, and (B) in the case of any transfer described in clause (1), (2), (3) or (6) above, if the undersigned is required to file a report under Section 16(a) of the Exchange Act, or in compliance with the insider reporting requirements of Canadian securities laws, reporting a reduction in beneficial ownership of Common Shares or Beneficially Owned Shares or any securities convertible into or exercisable or exchangeable for Common Shares or Beneficially Owned Shares during the Lock-Up Period, the undersigned shall include a statement in such report to the effect that, (A) in the case of any transfer pursuant to clause (1) above, such transfer is being made as a gift, to an immediate family member or trust in a transaction not involving a disposition for value, or by will or intestate succession, (B) in the case of any transfer pursuant to clause (2) above, such transfer is being made to a shareholder, partner or member of, or owner of a similar equity interest in, the undersigned and is not a transfer for value, (C) in the case of any transfer pursuant to clause (3) above, such transfer is being made either (a) in connection with the sale or other bona fide transfer in a single transaction of all or substantially all of the undersigned’s share capital, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the undersigned’s assets or (b) to another corporation, partnership, limited liability company or other business entity that is an affiliate of the undersigned and such transfer is not for value, and (D) in the case of any transfer pursuant to clause (6) above, such transfer is being made to satisfy tax withholding obligations. For purposes of this paragraph, “immediate family” shall mean a spouse, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of the undersigned; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act.

Ex-B-3

For avoidance of doubt, nothing in this Agreement prohibits the undersigned from exercising any options or warrants to purchase Common Shares (which exercises may be effected on a cashless basis to the extent the instruments representing such options or warrants permit exercises on a cashless basis) or the issuance of Common Shares upon the vesting of any restricted share units or deferred share units, it being understood that any Common Shares issued upon such exercises or vesting will be subject to the restrictions of this Agreement.

In order to enable this covenant to be enforced, the undersigned hereby consents to the placing of legends or stop transfer instructions with the Company’s transfer agent with respect to any Common Shares or securities convertible into or exercisable or exchangeable for Common Shares, to the extent permitted by the applicable stock exchanges.

This Agreement and all authority herein conferred are irrevocable and shall survive the death or incapacity of the undersigned and shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Agreement and that this Agreement has been duly authorized (if the undersigned is not a natural person), executed and delivered by the undersigned and is a valid and binding agreement of the undersigned. This Agreement and all authority herein conferred are irrevocable and shall survive the death or incapacity of the undersigned (if a natural person) and shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed in such state.

If (i) the Company notifies the Representatives in writing that it does not intend to proceed with the Offering, (ii) the Underwriting Agreement is not executed by December 16, 2024, or (iii) the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated for any reason prior to payment for and delivery of any Common Shares to be sold thereunder, then this Agreement shall immediately be terminated and the undersigned shall automatically be released from all of his or her obligations under this Agreement. The undersigned acknowledges and agrees that whether or not any public offering of Common Shares actually occurs depends on a number of factors, including market conditions.

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Exhibit B

FORM OF CERTIFICATE OF CHIEF FINANCIAL OFFICER

__________, 2024

The undersigned, Rashed Dewan, Chief Financial Officer of Profound Medical Corp., a corporation organized under the laws of the Province of Ontario, Canada (the “Company”), solely in his capacity as Chief Financial Officer of the Company and not in any individual capacity, does herby certify pursuant to Section 5(j) of the underwriting agreement (the “Underwriting Agreement”) dated as of December 6, 2024, by and among the Company and Raymond James Ltd. and Lake Street Capital Markets, LLC and any other underwriters named therein, as follows:

1.	I am the duly qualified and acting Chief Financial Officer of the Company and in such capacity, I am familiar with the Company’s accounting records and internal controls over financial reporting;

2.	I or members of the Company’s staff who are responsible for the Company’s financial or accounting matters have reviewed certain information included in the Registration Statement, the General Disclosure Package and the Final Prospectus, which information is circled on the pages attached hereto as Annex A (the “Certified Information”);

3.	I or members of the Company’s staff who are responsible for the Company’s financial or accounting matters have supervised the compilation of and reviewed the Certified Information; and

4.	the Certified Information (a) was prepared in good faith by the Company, (b) was prepared on the basis of reasonable assumptions and (c) fairly presents in all material respects the matters which it purports to present. Nothing has come to my attention nor, to my knowledge, the attention of any other member of the Company’s accounting staff, that would cause me to believe that the Certified Information is inaccurate or misleading in any material respect.

Unless otherwise defined herein, terms defined in the Underwriting Agreement and used herein shall have the meanings given to them in the Underwriting Agreement.

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